EXHIBIT 99.1

Ero Copper Publishes 2021 Sustainability Report

VANCOUVER, British Columbia, July 28, 2022 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) ("Ero" or the “Company”) is pleased to announce the publication of its 2021 Sustainability Report (the "Report"). The Report provides an update on the Company's strategy, practices, performance and management approach to key environmental, social and governance ("ESG") topics. The Report is available on Ero's website (www.erocopper.com).

"This Report showcases the excellent work being performed on sustainability across our organization as well as our commitment to clear and transparent disclosure for all of our stakeholders," said David Strang, Ero's Chief Executive Officer. "This is our third annual sustainability report, and I'm pleased that each year we have meaningfully enhanced our disclosure. Of note, this year we have provided broader quantitative data on our health and safety performance, greenhouse gas (“GHG”) emissions and intensity as well as the economic value generated and distributed in the regions we operate. In particular I’d like to highlight our favorable position as one of the lowest GHG intensive copper and gold producers in the world driven by Brazil’s leadership in renewable energy combined with the high-grade nature of our mines. Although we are proud of our relative positioning, we believe that we can continue to improve our GHG emissions intensity and are committed to providing GHG emissions targets in our 2022 Sustainability Report.

"Our 2021 Report includes an update on the work we are doing to align the Company with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) as well as our first annual Communication on Progress (CoP), which highlights our commitment and progress towards advancing the Ten Principles of the United Nations Global Compact within our business. I look forward to continue executing on our 2022 sustainability goals throughout the duration of this year and further advancing our ESG practices and disclosures."

ABOUT ERO COPPER CORP

Ero Copper Corp is a high-margin, high-growth, clean copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A., 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. which owns the Xavantina Operations (formerly known as the NX Gold Mine), namely comprised of an operating gold and silver mine located in Mato Grosso, Brazil.

ERO COPPER CORP.

/s/ David Strang
David Strang, CEO

For further information contact:
Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s ongoing sustainability efforts, including but not limited to the expected benefit or effectiveness of any given program, the Company's successful execution of its 2022 sustainability goals including setting emissions goals, the Company’s plans for future alignment with the recommendations of the TCFD and the Company's plans for continuation of environmental remediation efforts and social programs.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the Annual Information Form of the Company for the year ended December 31, 2021, dated March 11, 2022 (the “AIF”) under the heading “Risk Factors”. The risks discussed in this press release and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involves statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical press release for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favorable such that the Company is able to operate in a safe, efficient and effective manner; workforce continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favorable terms; obtaining required renewals for existing approvals, licenses and permits on favorable terms; requirements under applicable laws; sustained labor stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.